February 17, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549

Re:	Till Capital Ltd.
Registration Statement on Form 20-F
Filed January 9, 2015
File No. 000-55324

Dear Mr. Riedler,

Till Capital Ltd. (“Till” or the “Company”) has received and reviewed your letter dated January 29th, 2015, regarding the Commission’s review of Till’s Registration Statement on Form 20-F (File No. 000-55324) (the “Form 20-F”). Till’s responses to your letter dated January 29th, 2015 have been incorporated in an amended Form 20-F and as set forth below:

SEC Comment 1:

1.

Please refer to prior comment 3. On page 18, you state that “following completion of the Arrangement, we are operating as a reinsurance company while controlling directly and indirectly substantially the same assets as AMB previously held.” Also, as described on page F-18, you own a number of mining and mill properties that appear to be in the operating stage as they continue to incur exploration and other costs. Please explain to us your future plans for these mining businesses, their ongoing relevance to your reinsurance business and how you expect them to impact your financial condition and results of operations.

Company Response to Comment 1:

Our interim financial statements for the seven months ended September 30, 2014 include the period from March 1, 2014 through the completion of the arrangement on April 17, 2014 (the “Arrangement”). During this 48 day period, the financial statements reflect the operations of our accounting acquiror, Americas Bullion Royalty Corp. (“AMB”), a development stage resource exploration company and the costs related thereto. As part of the Arrangement, 100% of the common shares of AMB were sold to Golden Predator Mining Corp. (“GPY”), a company whose shares are publicly traded on the TSXV and in which our wholly owned subsidiary Resource Re Ltd. (“RRL”) currently holds an investment of 14.96 million shares. After the completion of the Arrangement, Till Capital Ltd. is operating solely as a reinsurance company through its wholly owned interest in RRL.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We hold the mining properties described on page F-18 (the “Properties”) indirectly through our investments in GPY and Silver Predator Corp. (“SPD”) The Properties, and our investments in GPY and SPD, are a part of our wholly owned subsidiary Resource Re Ltd.’s (“RRL”) investment portfolio, which supports capital requirements for our reinsurance business. Certain of the Properties are currently incurring exploration and other costs; however, none of the Properties contain producing mines. As each of GPY’s and SPD’s financial statements have been consolidated with Till’s financial statements, the exploration and other costs for the period after April 17, 2014 appear in Till’s financial statements.

As discussed on page 31of the Form 20-F, RRL pursues an investment policy in support of its capital requirements whereby it expects to invest between 10% and 30% of its investment portfolio in long term opportunities intermediate and junior resource companies. As discussed on page 31 of the Form 20-F, we expect to hold these resource investments for a period ranging from one to three years. RRL’s controlling interests in GPY and SPD are current investments in long term opportunities in the resource sector which partially consist of AMB’s properties prior to the April 17, 2014 reorganization. We do not intend to hold our interests in GPY and SPD indefinitely, but will instead seek to divest our interests consistent with RRL’s investment strategy in order to maximize RRL’s return on investment.

The strategy and operations for each of the Properties is determined by the boards of directors and officers of GPY and SPD, as applicable. We expect that certain of the Properties will continue to incur exploration and other costs in the future, which may have some impact on our financial condition and results of operations given our investments in GPY and SPD.

We have revised page 31of the Form 20-F to include the following disclosure:

As of the date of this Registration Statement, we hold controlling interests in SPD and GPY, each of which owns certain mining properties which are currently under exploration. Consistent with RRL’s investment strategy, we do not expect to hold these investments indefinitely, and intend to exit some or all of the investments in the next one to three years, with the intention of maximizing return on investment while supporting RRL’s capital requirements.

SEC Comment 2:

2.

You state on page 8 in a risk factor that you will initially pursue an investment strategy that will focus up to 30% of your investment portfolio in the natural resources sector. However, according to disclosure on page F-14, your investments in the natural resource sector currently exceed 30% of your investment portfolio. Please revise this risk factor disclosure, accordingly.

Company Response to Comment 2:

As of December 31, 2014, RRL held approximately Cdn$30.3 million in its investment portfolio, Cdn$8.4 million of which were investments in the natural resources sector. The disclosures on page F-14 of our interim financial statements in the Form 20-F reflect the consolidated assets of Till, SPD, GPY and others. For purposes of our discussion of RRL’s investment portfolio and investment strategy, we do not consolidate the assets of SPD, GPY and our other investment properties, but rather we use the market value of the investment. As the market value of a number of our investments varies from the book value of the underlying assets under International Financial Reporting Standards, the disclosures on page F-14 do not provide an accurate comparison for purposes of RRL’s management of its investment portfolio under the investment guidelines. Page 33 of the Form 20-F contains a summary of RRL’s full investment portfolio.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We have revised the risk factor on page 8 of the Form 20-F to include the following additional italicized disclosure:

We will initially pursue an investment strategy that will focus up to 30% of our investment portfolio in the natural resources sector. As of December 31, 2014, approximately 28% of the fair market value of our investment portfolio consisted of investments in the natural resources sector. However, we may change our investment strategy at any time, and there can be no assurances that we will not change this strategy materially at any time. Any change in investment strategy could expose us to different risks than those described in this section entitled “Risk Factors”. Further, an investment strategy that focuses a significant percentage of investments in one sector may experience more significant swings in valuation and investment performance than a more diversified investment strategy would experience.

SEC Comment 3:

3.

Please refer to prior comment 3. Your statement that “after the reorganization, our sole business is reinsurance” appears to be refuted by the significance of your natural resource and mining businesses and associated risks. Please provide disclosure that explains this apparent inconsistency.

Company Response to Comment 3:

As discussed in the responses to Comments 1 and 2 above, RRL holds an investment portfolio in support of the capital requirements of its reinsurance business. That investment portfolio follows our investment strategies to focus on highly liquid investments as well as longer term investments in junior and intermediate resource companies. As of December 31, 2014, our investments in junior and intermediate resource companies consisted of approximately 28% of the fair market value of RRL’s investment portfolio.

Further, our interim financial statements reflect the operations of AMB, our accounting acquiror and a development stage resource exploration company, for the 48 day period from March 1, 2014 to April 17, 2014. Following the completion of the Arrangement on April 17, 2014, we have operated solely as a reinsurance business.

As a reinsurance business with an investment portfolio including investments in junior and intermediate resource companies, we expect that the Properties will continue to have some impact on our financial condition and results of operations given our investments in GPY and SPD. However, we do not expect the impact of the Properties to be as significant to our business after the current fiscal period, during which we transitioned from a development stage resource exploration company to a reinsurance company on April 17, 2014.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We have revised our disclosure under the heading “Explanatory Note” on page 37 to include the following:

On April 17, 2014, we completed the Arrangement, whereby we transitioned from a development stage resource exploration company to a reinsurance company. Accordingly, our financial statements for the seven months ended September 30, 2014 include our operations (i) as a resource exploration company before the Arrangement and (ii) as a reinsurance company after the Arrangement.

SEC Comment 4:

   Risk Factors
   We have elected to use the extended transition period . . ., page 13

4.

Please revise your disclosure to explicitly indicate that because you report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, you will not be able to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards at this time.

Company Response to Comment 4:

We have deleted the risk factor on page 13 of the Form 20-F relating to our emerging growth company status and have revised our disclosure on page 19 of the Form 20-F to include the following additional italicized disclosure:

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. Because we report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, we will not be able to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards at this time.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment 5:

   History and Development of the Company, page 17
   The Arrangement, page 17
   Acquisition of Omega Insurance Holdings Inc., page 19

5.	Please explain any affiliations that existed at the time each of the transactions described in these sections and enumerated on page F-8 under the “Reorganization Plan” occurred.

Company Response to Comment 5:

The following statements summarize the affiliations that existed immediately prior to the April 2014 Reorganization between the entities that were parties to the reorganization transactions:

•	Americas Bullion Royalty Corp. (or “AMB”) was the parent holding company and controlled 100% of the following entities:
	o	Golden Predator US Holding Corp.
	o	Nevada Royalty Corp.
	o	Springer Mining Company
•	MultiStrat Holdings Ltd. (or “MSL”) was the parent holding company and controlled 100% of the following entities:
	o	Till Capital Ltd. (formerly Resource Holdings Ltd.)
	o	Resource Re Ltd.
•	AMB was not affiliated with MSL
•	AMB was not affiliated with Kudu Partners, L.P. (or “Kudu”), except Kudu held a minority equity investment in AMB as stated below
•	MSL was not affiliated with Kudu
•	AMB held equity investments in the following entities:
	o	25,476,535 common shares or 37.5% of Silver Predator Corp. (or “SPD”)
	o	4,800,000 common shares or 14.4% of Redtail Metals Corp. (or “RTZ”)
•	SPD was not affiliated with MSL or Kudu, except Kudu held a minority equity investment in SPD as stated below
•	Kudu held equity investments in the following entities:
	o	300,500 common shares, or less than 1% of AMB
	o	79,391,192 common shares or 8.5% of SPD
•	William M. Sheriff, a director and officer of AMB, owned 14,096,600 common shares or 7.6% of AMB, and also owned the following interests:
	o	4,731,458 common shares or 9.7% of SPD
	o	4,172,921 common shares or 12.4% of RTZ
	o	8,183,000 common shares or 13.7% of Northern Tiger Resources (“NTR”)
Mr. Sheriff was also a director in SPD, RTZ and NTR
•	NTR was not otherwise affiliated with MSL, SPD, RTZ or Kudu

SEC Comment 6:

   Business Overview

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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   Underwriting, page 22

6.	We note your response to prior comment 11. Please revise your disclosure to include the information you provided in your response.

Company Response to Comment 6:

We have added the following paragraph under the heading “Underwriting ” on page 22:

The types of non-acceptable risks and exposures that RRL will not underwrite include, but are not limited to (i) war and civil risks, (ii) nuclear risks, (iii) windstorms, earthquake, flood, and terrorism risks, (iv) cybersecurity exposures, (v) asbestos and environmental risks, and (vi) master policies issued to a risk group, association, or an organization that solicits its members under a mass marketing program. However, excluded risk exposures of an incidental nature may be included in business to be underwritten. Additionally, RRL does not intend to underwrite life or health insurance.

SEC Comment 7:

Investment Strategy, page 31

7.

We note on page 31 that between 70% and 90% of your investments may be allocated to highly liquid investments and between 10% and 30% of your investments may be allocated to long term opportunities. We also note on page 32 that up to 40% of the portfolio may involve strategic equity investments in publicly traded equities. Please expand your disclosure to explain whether your investments in strategic equity investments in publicly traded equities may be recognized as either highly liquid investments or long term opportunities. Additionally, please define the term strategic equity investments for purposes of your disclosure.

Company Response to Comment 7:

We have revised the following paragraph on page 32 to include the italicized sentences below:

Equity investments may comprise up to 100% of the portfolio at any given time, and generally shall comprise at least 45% of the portfolio. Up to 10% of the portfolio may be invested in private equities, with the remaining equity investments comprised of publicly traded equities. Up to 40% of the portfolio may involve strategic equity investments in publicly traded equities, in some cases of such size relative to the outstanding shares as to require filing with appropriate regulatory authorities. However, no more than 10% of the portfolio shall be invested in any one issue. Strategic equity investments are characterized as investments in companies whose products (or potential products) we anticipate may have high future demand in current markets due to supply shortages and/or have the potential for creating new markets of significant size. Such investments may include, but are not limited to, companies in the resource, technology and bio-tech markets. These strategic equity investments in some cases may be highly liquid, while in other cases may represent long-term investments having low liquidity. We also conduct active proprietary trading in highly liquid equities, futures and options markets. The amount of capital committed to margin requirements for this active trading may range up to 50% of the portfolio. Positions are typically held for a very short term, and are often closed out daily.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment 8:

8.

We note on page 32 that you discuss your investment policy as well as RRL’s investment policy. Please expand your disclosure to clarify when you are discussing your investment policy versus your subsidiary RRL’s investment policy. Additionally, please revise the table on page 33 to identify RRL’s investment portfolio.

Company Response to Comment 8:

We have revised the discussion of the investment policy on page 31 by inserting the following revised paragraph under the heading “Investment Strategy”:

Till is a holding company whose primary investment is 100% ownership of RRL, a Class 3A insurance company in Bermuda. As further discussed at Item 4.A. Acquisition of Omega Insurance Holdings Inc. and below, Till has entered into an agreement to acquire 100% of Omega. Till may pursue acquisitions of other companies in the insurance industry or other sectors, but does not have any plans to do so at this time.

We have further revised our disclosure under the heading “Investment Strategy” to clarify when we are discussing the investment policy of RRL.

We have also revised the table on page 33 so that it reflects RRL’s investment portfolio.

SEC Comment 9:

Operating Review and Prospects, page 37

9.

Please refer to prior comment 14. We acknowledge your new disclosure. However, it does not address the likelihood of a future recovery in the natural resources sector and resulting reversal of previously-recognized impairment losses. Please expand your disclosure to provide this information and the associated impact on your future operating results.

Company Response to Comment 9:

We have revised the disclosures on page 40 of the Form 20-F to include the following additional italicized disclosures:

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Write off of mineral interests of $35,608,923 (2013 - $40,718,193) results from the write-off of $1,298,963 of costs incurred in the current period at the Brewery Creek project, and impairment losses with respect to the Brewery Creek Project, the Gold Dome and Grew Creek properties of $17,538,777, $3,392,055 and $4,136,275, respectively, in the Yukon, as well as $2,565,181 with respect to the Adelaide property in Nevada. In 2013, the write-off includes $16,213,050 related to the Brewery Creek Project, the impairment loss of $7,835,612 related to the Taylor, Nevada property, and AMB writing off the Clear Creek ($3,692,165) and Livingstone ($4,353,291) properties, and portions of the Rogue and Selwyn properties after analysis of drilling results. The write-offs stem primarily from significant decline in precious metal market prices and overall depressed conditions in the resource sector, as well as strategic management decisions to drop certain properties. We do not expect to incur significant write offs or impairment losses with respect to mineral interests in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of mineral interests are not expected to decline further. However, the resource sector is volatile by nature. If we are unable to sell or otherwise divest of these interests, the money spent on exploration may never be recovered, and we could incur additional write-offs and impairment losses. Conversely, if there is a recovery in the resource sector, we may recognize gains of previously recorded impairment losses in accordance with International Financial Reporting Standards.

Write off of property, plant and equipment of $2,378,772 (2013 – $793,278) includes approximately $2.1 million relating to the Taylor and Humboldt Mill sites in Nevada to their realizable value; the prior year write- off comprises the $793,278 write-down of the Humboldt Mill site. We do not expect to incur significant write-offs of property, plant and equipment in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of property, plant and equipment are not expected to decline further. However, the resource sector is volatile by nature. If we are unable to sell or otherwise divest of these interests, the money spent on exploration may never be recovered, and we could incur additional write-offs and impairment losses. Conversely, if there is a recovery in the resource sector, we may recognize gains of previously recorded impairment losses in accordance with International Financial Reporting Standards.

In addition, on page 9 of the Form 20-F, we have added the following disclosure to the risk factor titled, “Investments in junior and intermediate resource companies may have a significantly higher degree of risk than many other types of investments. This risk may arise from numerous factors, including, but not limited to the following factors.”

The exploration for mineral deposits involves significant financial risks, and few properties that are explored are ultimately developed into producing mines. Major exploration expenses are required to determine if mineral properties may have the potential to be commercially viable or to be sold or otherwise divested. If any properties in our investment portfolio are not commercially viable or able to be sold or otherwise divested, then we may incur impairment losses.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment 10:

   Financial Statements
   Unaudited Pro Forma Consolidated Financial Information, page 82

10.

Please refer to prior comment 16. We continue to have difficulty in understanding the basis for your pro forma financial presentation and its compliance with Article 11 of Regulation S-X. Please provide the following information.

•	How Till Capital’s issuance of preferred shares in a planned private placement, which does not appear to be objectively measurable and may not occur, is factually supportable.
•

The absence of a “continuing impact” is not a sufficient basis for reversal of the impairments recorded in the historical financial statements of SPD and GPY. Remove these pro forma adjustments and revise your presentation accordingly. Refer to Rule 11-02(c)(4) of Regulation S-X.

Company Response to Comment 10:

We have revised the pro forma financial presentation in the Form 20-F to remove the assumption of issuance of preferred shares and to remove the reversal of the impairment charges. Additionally, the pro forma financial statements have been updated to reflect financial information at September 30, 2014.

SEC Comment 11:

Condensed Consolidated Interim Financial Statements of Till Capital Ltd. for the Four Months Ended June 30, 2014

11.

Please update the financial statements to September 30, 2014, as it appears these financial statements are available on your website and have been filed in Canada. Refer to Item 8.A.5 of Form 20-F. Pro forma information on page 82 and Selected Financial Data should also be updated to September 30, 2014 or tell us why you believe updated information is not required in your Form 20-F.

Company Response to Comment 11:

We have updated the financial statements and other financial information in the Form 20-F to reflect the Condensed Consolidated Interim Financial Statements of Till Capital Ltd. for the Seven Months Ended September 30, 2014, including the Selected Financial Data beginning on page 2, and updated the financial information of Omega Insurance Holdings Inc. to reflect their Condensed Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2014.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Additionally, we have revised the Till Capital Ltd. pro forma consolidated financial statements and notes thereto beginning on page 83, as the well as the “Operating Results” beginning on page 37, to reflect information updated to September 30, 2014.

SEC Comment 12:

Notes to Condensed Consolidated Interim Financial Statements Reorganization Plan, page F-8

12.

With regard to prior comment 17, disclose in this note why AMB was determined to be the accounting acquirer. In particular, disclose the relative voting interests in the combined entity after the business combination. Refer to paragraphs 59 – 63 and B13 – B18 of IFRS 3.

Company Response to Comment 12:

We considered the following factors when arriving at the conclusion that AMB was the accounting acquirer in the formation transactions:

According to IFRS 3 – Business Combinations the guidance in IFRS 10 – Consolidated Financial Statements is used to identify the acquirer in a business combination, i.e. the entity that obtains “control” of the acquiree. (IFRS 3.7)

In addition, IFRS 3 provides additional guidance to be considered when determining the accounting acquirer.

•

The acquirer is usually, but not always, the entity issuing equity interests where the transaction is effected in this manner, however the entity also considers other pertinent facts and circumstances including: (IFRS 3.B15)

	o	The composition of the governing body and senior management of the combined entity
•	The acquirer is usually the entity with the largest relative size (assets, revenues, or profits) IFRS 3.B16
•	For businesses involving multiple entities, consideration is given to the entity initiating the combination, and the relative sizes of the combining entities. (IFRS 3.B17)
•	The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. (IFRS 3.B15(a))
•

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or in incurs the liabilities. (IFRS 3.B14)

In considering the above guidance we took account of the following:

•	AMB initiated and orchestrated the transaction and the Board of Directors and senior management of AMB remained with Till after the reorganization.
•	The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•	The carrying value of the AMB assets was greater than that of the assets of Till Capital.
•	The estimated fair value of the AMB assets, based on AMB’s market capitalization, exceeded the estimated fair value of the assets of Till Capital.
•	AMB purchased all of the issued and outstanding shares of Till by transferring approximately US$1.3 million for the purchase.

As a result of the above factors, we concluded that AMB was the accounting acquirer in the formation transactions.

We have revised Note 2 – Basis of Presentation in Till Capital Ltd. Unaudited Condensed Consolidated Interim Financial Statements for the Seven Months Ended September 30, 2014 that are included in amended Form 20-F so that the first paragraph reads as follows:

AMB’s purchase of Till as the accounting acquirer
On April 17, 2014, as part of the Company’s reorganization plan, AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. (“MSH”) for US$1.3M. The assets of Till included US$1.0M cash and 100% interest in Resource Re Ltd., which holds a Class 3A insurance license. AMB was considered the accounting acquirer and Till was the legal acquirer. We considered the following factors from guidelines in IFRS 3 - Business Combinations in determining that AMB was the accounting acquirer:

o	AMB initiated and orchestrated the transaction and the Board of Directors and senior management of AMB remained with Till after the reorganization.
o	The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.
o	The carrying value of the AMB assets was greater than that of the assets of Till Capital.
o	The estimated fair value of the AMB assets, based on AMB’s market capitalization, exceeded the estimated fair value of the assets of Till Capital.
o	AMB purchased all of the issued and outstanding shares of Till by transferring approximately US$1.4 million for the purchase.

SEC Comment 13:

5. Investments, page F-14

13.

Please refer to prior comment 20. As requested, please tell us why you did not further disaggregate these investment amounts. Also, describe any known uncertainties governing these investments and explain how the planned management of these assets is intended to affect your future liquidity and results of operations.

Company Response to Comment 13:

Investments made by Courant Capital Management LLC (“Courant”) are industry sector agnostic, as the strategy employs a purely statistical approach to identify large-cap equities that are considered to be either over-sold or over-bought in the short term (i.e., typically days to weeks), regardless of their sector. We believe that a point-of-time disaggregation of the Courant portfolio into sectors would be misleading, as it would suggest that the strategy involves sector-specific criteria, which is not the case. Furthermore, this disaggregation would represent only a snapshot that is highly likely to change within a short period. Accordingly, we do not disaggregate the Courant portfolio into different sectors.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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The most significant known uncertainty regarding the performance of the Courant investment strategy is the relative dispersion of prices between the aggregate long and short positions in their portfolio. The term “relative dispersion” refers to the composite degree of separation of prices between the long and short positions held, as a function of time. For a fixed portfolio, an increase in this dispersion implies that the composite prices of the short positions are increasing relative to those of the long positions, resulting in a decrease in the portfolio net market value. Conversely, when the dispersion decreases, the composite prices of the long positions increase relative to those of the short positions, resulting in an increase in the portfolio net market value. The dynamic portfolio management strategy is thus continually to replace short positions that have decreased in value and long positions that have increased in value with new short positions considered to be over-bought and new long position considered to be over-sold. This process continuously resets the relative dispersion to higher values, in anticipation that it will decrease going forward until the next reset. In practice, these resets are performed on a daily basis for different components of the portfolio.

Management of the assets allocated to Courant will be governed by their performance and by the liquidity needs of RRL. Our planned results of operations assume a return from the assets allocated to Courant of 5% - 10% annually. If significant negative or positive deviations from this expected performance occur, RRL will make corresponding changes to the amount of capital allocated to Courant. Because all equities managed by Courant represent highly liquid large-cap companies, a partial or full liquidation and/or a substantial increase in the Courant portfolio can be accomplished in a single day with negligible market impact. Therefore, there is minimal liquidity risk to this investment.

We have revised page F-15 to include the following italicized disclosure:

On May 6, 2014, the Company (through its wholly owned subsidiary Till Management Company) entered into an agreement with the non-public company, Courant Capital Management LLC (“Courant”) under which the Company received an equity interest in Courant for granting discretionary authority to Courant to manage funds deposited in a separate managed account in the Company’s name, on the terms and conditions described in the Account Management Agreement dated May 1, 2014. Concurrent with the deposit of US$10,000,000 in May 2014 to the separate managed account, the Company received a 10% equity interest in Courant. An additional 2% equity interest in Courant is earned for each additional US$5,000,000 deposited to the separate managed account up to a total equity interest of 20% once $35,000,000 or more deposited. As of June 30, 2014, the cost and estimated fair value of the 10% equity interest in Courant owned by the Company is zero. Courant employs a purely statistical approach to identify large-cap equities that are considered to be either over-sold or overbought in the short term, regardless of their sector. As Courant’s investments are not made using sector specific criteria, we have not disaggregated the Courant investment into different sectors.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment 14:

12. Income Taxes, page F-20

14.

Prior comment 21 was directed at the line item “Expected income tax recovery at statutory rates.” Please explain why there is no related amount in the column for June 30, 2014 (i.e. $762,236 multiplied by the statutory rate). Also, explain why your carryback of current period U.S. tax loss on the sale of Nevada Royalty Corp, amounting to $2,594,565, was not included in the caption, “Carryback losses to recover prior periods” for the four months ended June 30, 2014. In addition, explain the nature of the reconciling item, described as an unrecognized deferred tax asset (i.e. $1,354,000 for the four months ended June 30, 2014), and how it relates to corresponding balance sheet amounts.

Company Response to Comment 14:

After the April 2014 reorganization, Till is a Bermuda domiciled corporation and the Bermuda statutory tax rate is 0%. As a result, for reporting periods after February 28, 2014, Till’s “Expected income tax recovery at statutory rates” is nil. Prior to the April 2014 reorganization, our accounting acquiror, Americas Bullion Royalty Corp. was a British Columbia, Canada domiciled corporation and its “Expected income tax recovery at statutory rates” was approximately 30%.

The carryback of the $2,594,565 current period U.S. tax loss on the sale of Nevada Royalty Corp. is embedded in the caption “Unrecognized deferred tax asset” of $1,354,000 reflected in Note 12 of the June 30, 2014 interim financial statements. The unrecognized deferred tax asset consists of the following items:

Use of net operating losses	Net change in unrecognized deductible temporary differences	Other items	Total
$2,594,000	(1,115,000)	(125,000)	$1,354,000

Please note that our June 30, 2014 interim financial statements have been deleted as an Exhibit to the Form 20-F and replaced with financial statements for the interim period ended September 30, 2014.

SEC Comment 15:

Notes to Consolidated Financial Statements for Americas Bullion Royalty Corp 12. Debt and Derivative Liability, page F-47

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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15.

As requested in prior comment 24, please tell us your consideration of also disclosing these amounts in Canadian dollars, since your financial statements are presented in Canadian dollars. Also, confirm to us that you have evaluated similar disclosure inconsistencies throughout the filing.

Company Response to Comment 15:

Our practice is to report contractually specified amounts, but not other amounts, in the currency in which the contract is denominated. Accordingly, where we refer to the gain on sales of royalties in note 12, we have amended this amount to read $17.6 million instead of US$17.6 million. We have also amended the related amount in the narrative in note 10 to be consistent with note 12. Please note that the total gain of $17.8 million shown on the face of the income statement includes this gain of $17.6 million and other smaller items.

We have reviewed the filing in its entirety and noted no other inconsistencies with our practice to report contractually specified amounts in the currency in which the contract is denominated.

SEC Comment 16:

Other Comments

16.

Please note that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

Company Response to Comment 16:

We acknowledge that our registration statement will automatically become effective 60 days after filing if we do not withdraw the registration statement. We have filed an amended Form 20-F to reflect the comments discussed in this letter and it is our intent to have all your comments cleared prior to effectiveness.

* * * * * * * * * * * * * * * * * * * * * * * * *

In connection with our response to your comments, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Please contact me at 208-719-0134 if you have any additional questions or need any further clarification.

Sincerely,

“/s/ Timothy P. Leybold”

Timothy P. Leybold
Chief Financial Officer
Till Capital Ltd.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com